Nasdaq Regulation

Eun Ah Choi
Senior Vice President
U.S. Listing Qualifications & Market Surveillance

May 24, 2022

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 23, 2022, The Nasdaq Stock Market LLC (the "Exchange") received from Lionheart Acquisition Corporation II, which is expected to be renamed MSP Recovery, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Warrants to purchase Class A common stock, par value $0.0001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

Sincerely,

Eun Ah Choi